Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 17, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that, on May 16 2017, the Board of Directors of Grupo Financiero Galicia S.A. (“G.F.G.”) approved an offer by G.F.G. to acquire 1% of the total interest of Galicia Valores S.A. (“G.V.”) owned by Compañía Financiera Argentina S.A. (“C.F.A.”), equivalent to 10,000 shares having a nominal value of Ps. 1 each, which represents 1% of the total shareholders´ equity of G.V., for the amount of Ps. 906,524.15.

In addition, C.F.A. has made an offer to sell the remaining 2% of its interest in G.V. to our subsidiary, Banco de Galicia y Buenos Aires S.A., for the amount of Ps. 1,813,048.30.

The combined price of the transaction amounts Ps. 2,719,572.45 and will not have a significant impact on the company’s equity.

After the transaction, Banco de Galicia y Buenos Aires Sociedad Anónima will own a 99% interest in G.V. and Grupo Financiero Galicia S.A. will own a 1% interest.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com